Exhibit 16.1

U.S. Securities and Exchange Commission

Office of the Chief Accountant

100 F Street Northeast

Washington, DC 20549-2000

RE: Aerkomm Inc.

Dear Sir or Madam:

We have been furnished with a copy of the disclosures in the Form 8-K for the event that occurred on January 27, 2022 to be filed by our client Aerkomm Inc. (“Aerkomm”). We have resigned as the independent accounting firm of Aerkomm effective January 27, 2022.

We have read Item 4.01 of Form 8-K dated January 31, 2022 of Aerkomm and are in agreement with the statements contained therein as it pertains to our firm.

We have no basis to agree or disagree with any other statements of Aerkomm contained in Item 4.01.

Sincerely,

/s/ Chen & Fan

San Jose, California

January 31, 2022